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                                                           October 5, 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Mail Stop 0309
Washington, DC 20549

         Attention:  Jeffrey P. Riedler

         Re:      Acusphere, Inc.
                  Registration Statement on Form S-1
                  File No. 333-119027
                  Filed September 15, 2004

Dear Mr. Riedler:

         On behalf of our client, Acusphere, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated September 20, 2004, to Sherri C. Oberg, President and Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (the "Registration Statement") which was filed with the Commission on September 15, 2004. Amendment No. 1 to the Registration Statement ("Amendment No. 1"), including the prospectus (the "Prospectus") contained therein, is being filed today on behalf of the Company with the Commission.

         The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Jennifer Rawert of the Commission.

SELLING STOCKHOLDERS, PAGE 71

     1. If any selling stockholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is the situation where securities are issued to a broker-dealer as compensation for underwriting activities. Please identify in this section those selling stockholders, if any, who are broker-dealers and revise the prospectus as necessary here and in the Plan of Distribution section to disclose their status as underwriters.

         RESPONSE: The Prospectus contained in Amendment No. 1 has been revised in response to the Staff's comments. Please see revisions on page 71 of the Prospectus.
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Securities and Exchange Commission
October 5, 2004
Page 2

     2. In addition, if a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

     o   the selling stockholder purchased in the ordinary course of business;
         and

     o at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

         Please revise the prospectus as appropriate to identify those selling stockholders who are affiliates of a broker-dealer and make the required statements noted above. If you are not able to make these statements about a given selling stockholder, you must state in this section and in the Plan of Distribution section that such selling stockholder is an underwriter.

         RESPONSE: The Prospectus contained in Amendment No. 1 has been revised in response to the Staff's comments. Please see revisions on page 71 of the Prospectus.

PLAN OF DISTRIBUTION, PAGE 75

     3. Please supplementally confirm that to the extent you become aware that any selling stockholders DID [sic] acquire its shares in the ordinary course of business or, at the time of purchase of the securities, DID have an agreement or understanding, directly or indirectly, with any person to distribute the securities, you will file a post-effective amendment to this registration statement to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

         RESPONSE: The Company supplementally confirms that to the extent it becomes aware that any of the selling stockholders that are affiliates of a broker-dealer DID NOT acquire its shares in the ordinary course of business, or at the time of purchase of the securities DID have an agreement or understanding, directly or indirectly, with any person to distribute the shares or warrants, the Company will either (i) file a post-effective amendment to this Registration Statement stating that the Commission deams such such selling stockholder to be an "underwriter" within the meaning of the Securities Act or (ii) remove the selling stockholder from the selling stockholder table pursuant to a prospectus supplement.
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Securities and Exchange Commission
October 5, 2004
Page 3

     If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-7628 or Lawrence S. Wittenberg at (617) 248-7422.

                                   Sincerely,

                                   /s/ Michael H. Bison
                                   MICHAEL H. BISON